  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
MDU RESOURCES GROUP, INC.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
552690109
(CUSIP Number)
Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552690109

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.98%*
14.	Type of Reporting Person (See Instructions): PN, IA
*
In addition, accounts of certain private investment funds for which Corvex Management LP (“Corvex”) acts as investment adviser have entered into cash-settled total return swaps, representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

CUSIP No. 552690109

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.98%*
14.	Type of Reporting Person (See Instructions): IN, HC
*
In addition, accounts of certain private investment funds for which Corvex acts as investment adviser have entered into cash-settled total return swaps representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

This Amendment No. 5 supplements the information set forth in the Schedule 13D dated August 8, 2022, as previously amended, filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “Schedule 13D”) relating to the shares of common stock, par value $1.00 per share (the “Shares”), of MDU Resources Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

Amended & Restated Cooperation Agreement

On March 14, 2024, Corvex Management LP (“Corvex”) and Keith Meister (together with their respective affiliates, the “Corvex Group”) entered into an Amended & Restated Cooperation Agreement with the Issuer (the “A&R Cooperation Agreement”).

Pursuant to the A&R Cooperation Agreement, the Issuer agreed to include James H. Gemmel (including any replacement pursuant to the A&R Cooperation Agreement, the “Corvex Designee”) as a nominee for election to the Issuer’s Board of Directors (the “Board”) on the slate of nominees recommended by the Board in the Issuer’s proxy statement and on its proxy card relating to the Issuer’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”) and to use its commercially reasonable efforts to cause the election of the Corvex Designee to the Board at the 2024 Annual Meeting, including by recommending that the Issuer’s stockholders vote in favor of the Corvex Designee and otherwise supporting the Corvex Designee in a manner no less rigorous and favorable than the manner in which the Issuer supports the Board’s other nominees in the aggregate. If Mr. Gemmel ceases to be a director on the Board before his term has expired due to his death or incapacity or as a result of his being asked by the Corvex Group to resign from the Board on account of Mr. Gemmel ceasing to be employed or otherwise engaged by or associated with Corvex, in each case prior to the Issuer’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”), then the Corvex Group shall be entitled to designate another individual as the Corvex Designee to serve for the remainder of the term of the replaced Corvex Designee, subject to certain qualifications described in the A&R Cooperation Agreement.

Pursuant to the A&R Cooperation Agreement, from the date on which the A&R Cooperation Agreement was entered into until the termination of the A&R Cooperation Agreement, the Corvex Group has agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions. The A&R Cooperation Agreement will terminate on the earlier of (i) the date that neither the Corvex Designee (nor his replacement pursuant to the A&R Cooperation Agreement) is serving as a director on the Board other than in the case of a pending appointment of a replacement for the Corvex Designee and (ii) the occurrence of a Resignation Time Event (as defined below).

The A&R Cooperation Agreement also provides that Mr. Gemmel (or his replacement pursuant to the A&R Cooperation Agreement) will resign from the Board effective upon the earliest of the following (each a “Resignation Time Event”): (i) the second business day following such time as the Corvex Group ceases to hold a “net long position” (as defined in the A&R Cooperation Agreement) of at least 8,100,000 Shares; (ii) the completion of the Issuer’s previously announced distribution of the equity of MDU Construction Services Group, Inc. or its business to the Issuer’s stockholders (in one or a series of transactions), and/or the closing of any sale, distribution or other disposal (in one or a series of transactions) of any such shares or the business of MDU Construction Services Group, Inc. not so distributed, in each case, such that the Issuer and any subsidiary of the Issuer, no longer holds, directly or indirectly, any equity interest or any other securities in MDU Construction Services Group, Inc or its business; (iii) the date of the 2025 Annual Meeting, unless the Board has determined to nominate Mr. Gemmel (or his replacement pursuant to the A&R Cooperation Agreement) for election at the 2025 Annual Meeting; and (iv) the material breach by the Corvex Group or Mr. Gemmel (or his replacement pursuant to the A&R Cooperation Agreement) of the Confidentiality Agreement or certain provisions of the A&R Cooperation Agreement.

The foregoing description of the A&R Cooperation Agreement is qualified in its entirety by reference to the full text of the A&R Cooperation Agreement, which is incorporated by reference as Exhibit 2 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Corvex may be deemed to be the beneficial owner of 10,147,041 Shares, which represents approximately 4.98% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 10,147,041 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 203,689,090 Shares outstanding as of February 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 22, 2024.

(c) There have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the addition of the following:

The information in Item 4 is incorporated herein by reference.

The A&R Cooperation Agreement is incorporated by reference as Exhibit 2 and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Exhibit 2 – Amended & Restated Cooperation Agreement, dated March 14, 2024, by and among Keith A. Meister, Corvex Management LP and MDU Resources Group, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 18, 2024).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: March 18, 2024	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister